Braiteh F,1 LoRusso P,2 Balmanoukian A,3 Klempner S,3 Camidge DR,4 Hellmann MD,5 Gordon M,6 Bendell J,7 Mueller L,8 Sabado R,8 Twomey P,8 Delamarre L,8 Huang J,8 Yadav M,8 Zhang J,9 McDonald P,8 Muller F,10 Derhovanessian E,10 Tureci O,10 Sahin U,10 Siu LL11 1Comprehensive Cancer Center Nevada, Las Vegas, NV; 2Smilow Cancer Center, Yale University, New Haven, CT; 3The Angeles Clinic and Research Institute, Los Angeles, CA; 4Division of Medical Oncology, University of Colorado School of Medicine and Developmental Therapeutics Program, University of Colorado Cancer Center, Aurora, CO; 5Memorial Sloan Kettering Cancer Center, New York, NY; 6HonorHealth, Scottsdale, AZ; 7Sarah Cannon Research Institute/Tennessee Oncology, Nashville, TN; 8Genentech, Inc., South San Francisco, CA; 9F. Hoffmann-La Roche, Ltd, Basel, Switzerland; 10BioNTech SE, Mainz, Germany; 11Princess Margaret Cancer Centre, Toronto, Canada A Phase Ia Study to Evaluate RO7198457, an Individualized Neoantigen-Specific Immunotherapy (iNeST), in Patients With Locally Advanced or Metastatic Solid Tumors [company logo] Exhibit 99.1

Dr Braiteh has the following relationships to disclose: Honoraria from Abbott Nutrition, Amgen, ARIAD, Astellas Pharma, AstraZeneca, Bayer, Boehringer Ingelheim, Bristol Myers Squibb, Celgene, Daiichi Sankyo, Genentech/Roche, HERON, Immunomedics, Incyte, Insys Therapeutics, Ipsen, Lexicon, Lilly, Puma Biotechnology and Taiho Pharmaceutical Consulting/advisory roles for Ambry Genetics, Amgen, AstraZeneca, Bayer, Boehringer Ingelheim, Bristol Myers Squibb, Celgene, Clovis Oncology, Genentech/Roche, Incyte, Insys Therapeutics, Ipsen, Lexicon, Lilly, Merck, Merrimack, Pfizer, Regeneron and Sanofi Speakers’ bureau participation for Amgen, AstraZeneca, Boehringer Ingelheim, Bristol Myers Squibb, Celgene, Genentech/Roche, Incyte, Insys Therapeutics, Ipsen, Lilly, Merck, Merrimack, Pfizer and Taiho Pharmaceutical Travel/accommodations/expenses from Amgen, AstraZeneca/MedImmune, Bayer, Bayer/Onyx, Boehringer Ingelheim, Bristol Myers Squibb, Celgene, Clovis Oncology, Exelixis, HERON, Incyte, Insys Therapeutics, Ipsen, Lexicon, Merrimack, Novartis, Pfizer, Regeneron, Roche/Genentech, Sanofi, Taiho Pharmaceutical and Tesaro. Disclosures

Clinical Benefit High tumor mutation burden correlates with clinical response to immune checkpoint blockade Mutated neoantigens are recognized as foreign and induce stronger T-cell responses than shared antigens, likely due to the lack of central tolerance Most of these mutated neoantigens are not shared between patients; therefore, targeted neoantigen-specific therapy requires an individualized approach RO7198457 (RG6180) is a systemically administered RNA-Lipoplex Neoantigen Specific immunoTherapy (iNeST) designed to promote anti-tumor immunity by priming de novo and boosting pre-existing neoantigen-specific T-cell responses LPX, lipoplex. Background Stronger T-Cell Responses Against Neoantigens Sahin, Nature 2017 Shared Neo-epitope IFNγ Spots per 3 x 104 Cells 600 400 200 0 ** No Clinical Benefit Rosenberg, Lancet 2016 No. of Mutations/Mb High Tumor Mutation Burden Correlates With Clinical Response 40 20 10 0 30 RNA-LPX + Anti–PD-L1 Leads to Enhanced Anti-Tumor Activity Javinal, unpublished data ± anti–PD-L1 (10 mg/kg) 2x/week (+ MC38 colon carcinoma) Anti–PD-L1 Anti–PD-L1 Isotype Control Isotype Control Irrelevant Vaccine Neoantigen Vaccine Individual Immune Responses to Neoantigens Necessitate the Need for Individualized Therapy [graph] [graph] [chart]

Blood and tumor biopsy collection Sequencing Bioinformatics Neoantigen Prediction RNA-LPX manufacturing Cold storage and distribution Intravenous administration Antigen Expression Up to 20 neoantigens (2 decatopes) Single-stranded mRNA Innate Immune Stimulation Intrinsic TLR7/8 agonist Targeting Neoantigens Requires an Individualized Approach Türeci et al. Clin Canc Res. 2016; Vormehr et al. Annu Rev Med. 2019; Sahin et al. Science. 2018. Cap analog Development of Individualized RNA-LPX Technology [graph] [image]

Preferential delivery of RNA-LPX to dendritic cells in the spleen Dendritic cell Proposed Dual MOA of RO7198457: TLR7/8 Stimulation and Neoantigen Presentation MHC, Major histocompatibility complex; TCR, T-cell receptor. Kranz et al. Nature. 2016. - - [image] [image] [image]

Methods: Phase Ia Study of RO7198457 monotherapy in Advanced Solid Malignancies

Key Inclusion Criteria

- Age ≥ 18
- Advanced or recurrent solid tumors
- Life expectancy > 12 wk
- ECOG PS ≤ 1



RO7198457 + Atezolizumab 1200 mg IV q3w
Dose Escalation[a-c]
RO7198457 100 µg
RO7198457 75 µg
RO7198457 50 µg
RO7198457 38 µg
RO7198457 25 µg
Dose Escalation
RO7198457 50 µg + atezolizumab 1200 mg
RO7198457 38 µg + atezolizumab 1200 mg
RO7198457 25 µg + atezolizumab 1200 mg
Indication-Specific Expansion[c]
Checkpoint inhibitor experienced
Non-small cell lung cancer
Melanoma
Checkpoint inhibitor naive
Melanoma
Non-small cell lung cancer
Triple-negative breast cancer
Renal cell cancer
Urothelial cancer
Serial biopsy (select solid tumors)



Dosing Schema
Initial Treatment
Maintenance
RO7198457
RO7198457 every 8 cycles until PD
C1
C2
C3
C4
C5
C6
C7
C13
1 cycle = 21 days

1 Primary objective

- Safety and tolerability

2 Secondary objectives

- MTD, RP2D, pharmacodynamic activity, preliminary anti-tumor activity

C, cycle; CPI, checkpoint inhibitor; ECOG PS, Eastern Cooperative Oncology Group performance status; MTD, maximum tolerated dose; PD, progressive disease; q3w, every 3 weeks; RP2D, recommended Phase 2 dose.

[a] 3 + 3 dose escalation: 14-day DLT window; backfill enrollment at cleared dose levels. [b] Phase Ia patients with disease progression or loss of clinical benefit may cross over to combination therapy in Phase Ib. [c] See Lopez JS, et al. AACR II 2020. Oral CT301.

6

ECOG PS, Eastern Cooperative Oncology Group performance status; HER, human epidermal growth factor receptor; HR, hormone receptor; IC, tumor-infiltrating immune cell; PD-L1, programmed death-ligand 1; TC, tumor cell. Data cutoff: January 10, 2020. Results: Patient Demographics and Disease Characteristics Dose Escalation (N = 31) Median (range) age, years 59 (21 - 77) Female, n (%) 20 (65) ECOG PS, n (%) 0 1 14 (45) 17 (55) Most common tumor types, n (%) Breast cancer (HER2+ or HR+) Prostate cancer Ovarian cancer Bone sarcoma Endometrial cancer Gastric cancer Soft tissue sarcoma 6 (19) 5 (16) 4 (13) 4 (13) 2 (7) 2 (7) 2 (7) Median (range) number of prior systemic therapies for metastatic disease, n 5 (1 - 17) Prior checkpoint inhibitors, n (%) 10 (32) PD-L1 (Ventana SP142), n (%) <5% IC and TC ≥5% IC or TC 28 (90) 3 (10)

AE, adverse event; DLT, dose-limiting toxicity. a DLT event was Grade 3 cytokine release syndrome (CTCAE v5.0). b Phase Ia patients with disease progression or loss of clinical benefit could cross over to combination therapy in Phase Ib. Data cutoff: January 10, 2020. Results: Exposure and Disposition of Patients During Dose Escalation RO7198457 IV Dose 25 μg (n = 13) 38 μg (n = 5) 50 μg (n = 4) 75 μg (n = 8) 100 μg (n = 1) Total (N = 31) DLT, n (%) 0 0 0 0 1 (100)a 1 (3) RO7198457 dose reduction, n (%) 0 1 (20) 0 0 0 1 (3) Median (range) treatment duration, days 43 (1 - 123) 42 (15 - 128) 40 (15 - 254) 40 (9 - 69) 56 (56 - 56) 43 (1 - 254) Continuing treatment, n (%) 0 1 (20) 1 (25) 0 0 2 (7) Discontinued study treatment, n (%) 13 (100) 4 (80) 3 (75) 8 (100) 1 (100) 29 (94) Reasons for treatment discontinuation, n (%) Crossoverb Disease progression Death AE Withdrawal by subject Other 5 (38) 4 (31) 0 0 4 (31) 0 2 (40) 1 (20) 0 0 1 (20) 0 2 (50) 1 (25) 0 0 0 0 2 (25) 5 (62) 0 0 0 1 (12) 0 1 (100) 0 0 0 0 11 (35) 12 (39) 0 0 5 (16) 1 (3) Discontinued treatment due to disease progression prior to completing 6 weeks of therapy, n (%) 4 (31) 0 2 (50) 2 (25) 0 8 (26)

Results: Adverse Events in Patients Treated With RO7198457 Systemic Reactions a A serious AE of malignant neoplasm progression was reported in 16% of patients (data not shown). b Per CTCAE v5.0. Data cutoff: January 10, 2020. Grade 1 Grade 2 Grade 3 Grade 4 Grade 5 AEs Reported in > 10% of Patients Treated With RO7198457 [chart]

CRS, cytokine release syndrome (CTCAE v.5.0); IRR, infusion-related reaction; ILI, influenza-like illness. Data cutoff: January 10, 2020. Results: Systemic Reactions (IRR, CRS, ILI) Were Transient and Generally Manageable in the Outpatient Setting n (%) 25 μg RO7198457 (n = 13) 38 μg RO7198457 (n = 5) 50 μg RO7198457 (n = 4) 75 μg RO7198457 (n = 8) 100 μg RO7198457 (n = 1) All Patients (N=31) Chills 8 (62) 4 (80) 4 (100) 8 (100) 1 (100) 25 (81) Pyrexia 6 (46) 2 (40) 3 (75) 5 (63) 1 (100) 17 (55) Nausea 3 (23) 2 (40) 4 (100) 3 (38) 0 12 (39) Headache 3 (23) 1 (20) 1 (25) 1 (13) 0 6 (19) Vomiting 3 (23) 1 (20) 1 (25) 0 0 5 (16) Hypotension 0 1 (20) 0 2 (25) 1 (100) 4 (13) Hypoxia 0 1 (20) 0 1 (13) 1 (100) 3 (10) Myalgia 2 (15) 0 0 1 (13) 0 3 (10) Tachycardia 0 0 1 (25) 2 (25) 0 3 (10) Neck pain 1 (8) 1 (20) 0 0 0 2 (7) Sinus tachycardia 1 (8) 1 (20) 0 0 0 2 (7) Tremor 0 1 (20) 1 (25) 0 0 2 (7) Most systemic reactions occurred 2-4 hours post-infusion and resolved within 1-2 hours Most events of hypotension and hypoxia were Grade 2 Individual Signs and Symptoms of Systemic Reactions (CRS/IRR/ILI) in ≥ 5% of Patients

IFNγ 25 ug (representative pattern) IFNγ IL-6 IFNα C1D1 C2D1 C3D1 RO7198457a 4-6 0 4-6 0 4-6 0 4-6 0 4-6 0 4-6 0 4-6 0 4-6 0 C1D8 C1D15 C2D8 C2D15 C3D15 4-6 0 0 4-6 0 4-6 0 0 4-6 0 4-6 0 4-6 0 4-6 4-6 4-6 0 0 4-6 0 4-6 0 0 4-6 0 4-6 0 4-6 0 4-6 4-6 4-6 0 0 4-6 0 4-6 0 0 4-6 0 4-6 0 4-6 0 4-6 4-6 Cytokine Levels With RO7198457 Treatment C, cycle; D, day; IFN, interferon; IL, interleukin. Data cutoff: January 10, 2020. Results: RO7198457 Induced Pulsatile Release of Pro-Inflammatory Cytokines, Consistent With the Innate Immune Agonist Activity of the RNA Hours Post Infusion Hours Post Infusion Hours Post Infusion Hours Post Infusion RO7198457 25 ug (n = 9) [graph] [graph] [graph] [graph] [graph] [graph]

Results: Immune Monitoring of T-Cell Responses Induced by RO7198457 a In collaboration with Adaptive Biotechnologies. Data cutoff: January 10, 2020. ≥ 1 responses 0 responses Phase Ia ELISPOT+ MHC Multimers Ex vivo T-cell responses were detected in 86% of patients evaluated to date Median number of 2 neoantigen-specific responses (range of 1-5). Ex vivo data were not available for all vaccine targets due to limited material and T-cell fitness In vitro stimulation ELISPOT as a more sensitive measure of immune response to RO7198457 is ongoing Preliminary evidence suggests infiltration of RO7198457-stimulated T cells in the tumor (patient with prostate cancer treated with RO7198457 75 μg)a n = 12 n = 2 1 2 3 4 5 6 7 8 9 10 11 12 13 14 Patient Frequency of TCRs (Log10) in Baseline Tumor Frequency of TCRs (Log 10) in Post Treatment Tumor RO7198457-specific TCRs Other TCRs RO7198457-specific TCRs are present only in post-treatment tumor [graph] [graph] [pie chart]

Results: Immune Monitoring of Peripheral Blood–Detected T-Cell Responses Induced by RO7198457

Kinetics and Phenotype of Neoantigen-Specific T-cell Responses



Patient with Prostate Cancer Treated With RO7198457 (38µg)
Baseline
C2D1
C3D1
C4D1
0.03%
1.95%
2.49%
4.7%
97.79%
95.68%
95.88%
93.89%
PE Multimer
BV605 Multimer
Phenotype of MHC Multimer-Positive Cells
Effector memory phenotype
PD-1+ Cells
T_n
T_{cm}
T_{em}
87.7%
CCR7
CD45RO
PD-1+ CD8 T-cells
99.6%
PD-1
CD8

PD-1, programmed death-1.

13

Results: RO7198457 Clinical Activity

Single-Agent Activity of RO7198457



25 µg
38 µg
50 µg
75 µg
100 µg
Best Change in SLD, %
100
80
60
40
20
0
-20
-40
-60
-80
-100

	Breast	Gastric	Ovary	Breast	Prostrate	Endometrial	Prostrate	Ovary	Endometrial	Breast	HNC	Ovary	Breast	STS	Prostrate	Breast	Esophagus/EGJ	STS	Bone Sarcoma	Prostrate	Thyroid	Breast	Ovary	Bone Sarcoma	Prostrate	Gastric
PD-L1 ≥5% IC or TC[a]	N	N	N	N	N	N	N	N	N	N	N	N	N	N	N	N	N	N	N	N	N	N	N	Y	Y	N
BOR	PD	PD	PD	PD	PD	PD	PD	SD	SD	PD	PD	PD	SD	SD	SD	PD	SD	PD	SD	SD	SD	SD	SD	SD	PD	CR
CPI Experienced	Y	N	N	Y	N	Y	N	N	Y	N	Y	N	N	N	N	N	Y	N	N	Y	N	N	N	N	Y	N

Gastric cancer patient treated with RO7198457 (50 µg)

- Received 3 prior lines of therapy before starting on study
- Patient remains on study after 1.5 years



Baseline
C4D1
IFNg forming spots per 300,000 PBMCs
1000
500
60
40
20
0
R1
R2
R3
R4
R5
R6
R7
R8
R9
R11
R12
R13
R14
R15
R16
Control
anti-CD3
Neoantigen Targets
Controls

BOR, best overall response; CPI, checkpoint inhibitor; CR, complete response; HNC, Head and neck cancer; N, no; PR, partial response; SD, stable disease; STS, Soft tissue sarcoma; Y, yes; N, no.

[a] PD-L1 expression on IC/TC analyzed by SP142 Ventana assay. Data cutoff: January 10, 2020.

14

Conclusions RO7198457 was generally well tolerated One DLT of Grade 3 CRS occurred in the 100 μg dose cohort; the maximum tolerated dose was not reached Treatment-related AEs were primarily transient systemic reactions, manifesting as low-grade CRS, IRR, or ILI symptoms. Systemic reactions were generally manageable in the outpatient setting Results from comprehensive immune monitoring were reflective of the dual mechanism of action of RO7198457 Induction of pulsatile release of pro-inflammatory cytokines with each dose Induction of neoantigen-specific T-cell responses was observed Preliminary evidence suggests infiltration of RO7198457-stimulated T cells in the tumor; a more detailed analysis of intra-tumoral immune responses is being evaluated in dedicated biomarker cohort One CR was observed in a patient with gastric cancer A Phase Ib study of RO7198457 in combination with atezolizumab is ongoing (see Lopez JS, et al. AACR II 2020. Abstract 9985; oral CT301) Two randomized Phase II studies of RO1798457 are ongoing: RO7198457 + pembrolizumab for the first-line treatment of patients with melanoma (NCT03815058) RO7198457 + atezolizumab as adjuvant treatment in patients with non-small cell lung cancer (NCT04267237)

We thank all of our patients who participated in this study and their families We also would like to thank the investigators and clinical research staff at the following clinical sites: We thank the Genentech multimer group: Alberto Robert, Leesun Kim, Oliver Zill, Martine Darwish and Craig Blanchette Editorial assistance for this presentation was provided by Charli Dominguez, PhD, of Health Interactions and funded by F. Hoffmann-La Roche, Ltd Acknowledgments Comprehensive Cancer Center Nevada Smilow Cancer Center, Yale University The Angeles Clinic and Research Institute University of Colorado School of Medicine and Developmental Therapeutics Program Memorial Sloan Kettering Cancer Center HonorHealth Sarah Cannon Research Institute/Tennessee Oncology Princess Margaret Cancer Centre, Toronto, Canada